Exhibit 99.1

Marine Harvest (OSE:MHG, NYSE:MHG): Termination of merger process between Marine Harvest Chile and AquaChile

Reference is made to the stock exchange notice dated 19 January 2015.

The potential merger was subject to a number of conditions including, among other things, execution of definitive transaction documentations, due diligence and approvals from relevant competition authorities. The parties have unfortunately not been able to reach a joint final agreement and the Conditional Transaction Agreement has been terminated by mutual consent.

MHG still believes in Chile as one of the global centres for salmon farming going forward. Accordingly, MHG will continue to develop its current farming assets in Chile through its wholly-owned subsidiary MH Chile. MHG still believes that consolidation in Chile is a prerequisite for establishing a profitable and sustainable industry in the region.

Forward-looking Statements
This press release may be deemed to include forward-looking statements.  Forward-looking statements are typically identified by words or phrases, such as "expect" and similar expressions or future or conditional verbs such as "may", "will", "may", "should", "would", and "could". Forward-looking statements are Marine Harvest's current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. All forward-looking statements included in this press release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.